Weil, Gotshal & Manges LLP	Wachtell, Lipton, Rosen & Katz
767 Fifth Avenue	51 West 52nd Street
New York, New York 10153	New York, NY 10019
July 28, 2009
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Joe McCann

Re:	CareFusion Corporation (File No. 001-34273)

Dear Mr. McCann:
     Further to our conversation on July 27, 2009, on behalf of our client, CareFusion Corporation (the “Company”), which is currently a wholly owned subsidiary of Cardinal Health, Inc. (“Cardinal Health”), we are confirming for the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that the 2009 Long-Term Incentive Plan (the “Plan”) has not been approved by the Board of Directors of the Company or by Cardinal Health, the sole stockholder of the Company.
     The Company will, however, revise the disclosure in the information statement to be mailed to Cardinal Health’s shareholders (the “Information Statement”) on page 102 under the heading “Compensation Discussion and Analysis — Compensation Decisions — Long-Term Incentive Compensation — Going Forward” to reflect that the Company will be permitted to grant up to 40 million shares of its common stock under the Plan and to refer readers to the “Where You Can Find More Information” section with respect to how to obtain information regarding the Plan when it is finalized. In addition, the Company will promptly file the Plan and related disclosure on a Current Report on Form 8-K in accordance with Item 5.02(e) following the adoption of the Plan by the Company’s stockholder.

     As always, please do not hesitate to call Erika Weinberg at (212) 310-8910 with any further questions or comments.
     Very truly yours,

	/s/ Erika Weinberg	/s/ David A. Katz

	Erika Weinberg, Esq.	David A. Katz, Esq.
	Weil, Gotshal & Manges LLP	Wachtell, Lipton, Rosen & Katz

cc:	Jack Adams, Esq.
James Barnett, Esq.
Rod D. Miller, Esq.
David K. Lam, Esq.

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